SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006 (report no. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following document, which is attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Announces the Next Generation of Active VoIP Recording Solutions dated March 14, 2006

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated:  April 3, 2006

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EXHIBIT INDEX

99.1 Press Release:  NICE Announces the Next Generation of Active VoIP Recording Solutions dated March 14, 2006

NICE Announces the Next Generation of Active VoIP Recording Solutions

Enables unprecedented reliability and efficiency for
mission critical, large-scale, distributed VoIP environments

Ra`anana, Israel, March 14, 2006 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced the availability of its next generation VoIP active recording solutions.  New developments include state-of-the-art technologies that revolutionize the way recording is done in a VoIP environment, and which are fully integrated with the industry`s leading VoIP switch vendors.  These developments are part of NICE`s VoIP strategy to provide the power of Insight from Interactions anywhere, anytime, in any configuration, with the highest levels of scalability and efficiency.

The new offering includes solutions for active recording in Nortel`s newly developed Duplicate Media Stream over IP (DMS-IP) architecture, active recording for Cisco`s CallManager, new redundancy options for Avaya`s Communication Manager API, and IP-phone applications.

NICE`s next generation, active VoIP recording solutions help flatten the organization, enabling efficient management and administration of branches and agents from home, and enhance centralized recording capabilities for distributed environments, with a low total cost of ownership.  By eliminating the need for set-up, administration and management at branches or remote sites, active recording profoundly reduces the overhead and complexity associated with previous-generation VoIP recording.

NICE`s market leading VoIP recording solutions are an integral part of the company`s unified product architecture and suite of solutions.  This enables a smooth migration to VoIP that is transparent to the user, providing true investment protection.  NICE offers hybrid solutions that cover the entire spectrum of customer interactions management, combining traditional and VoIP, liability and quality monitoring for contact centers, as well as trading floors and back offices of financial institutions.  NICE offers software-only, scalable VoIP solutions that are certified by the world`s leading VoIP switch vendors, addressing small-scale to large, multi-site high-end environments.  NICE`s market leadership is based on extensive experience in delivering field-proven, large scale mission critical solutions that meet the stringent reliability requirements of multi-site, high-end customers, including the world`s top-10 banks, thousands of financial institutions and contact centers, and most of the trading floors in the world.

"We are excited to announce our latest advancements in VoIP solutions," said Zvi Baum, NICE President of Enterprise Interactions Solutions.  "NICE is leading the market of VoIP recording in large-scale, mission-critical, distributed environments.  With these latest enhancements we are pushing the bar even higher for reliability, cost efficiency and transparency with large-scale, broadly distributed VoIP environments.  NICE`s next generation of VoIP recording solutions along with our advanced applications for quality monitoring, liability and interactions analytics are setting new standards and are changing the face of the industry."

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 23,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note:  360o View, Alpha Technologies, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight*, FAST, FAST alpha blue, FAST alpha silver, Freedom, Freedom Connect, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NICE Playback Organizer, NiceScreen, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision ALTO, NiceVision Harmony, NiceVision Mobile, NiceVision NVSAT, NiceVision PRO, Renaissance, Scenario Replay, ScreenSense, Tienna, Universe, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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